November 8, 2004


Ron Sparks
President and Chief Executive Officer
Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

Re:	Medical Device Manufacturing, Inc.
	Amendment No. 1 to Registration Statement on Form S-4
      Filed October 25, 2004
	File No. 333-118675

Dear Mr. Sparks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary - Page 1

1. We note your response to comment 11. For clarity, please revise your disclosure that "these end markets are projected to grow at 8%-
13% per year from 2003 to 2008" to reflect the specific projected growth rates and periods of each of your target markets. We note that the Merrill Lynch report states that the orthopedics market, sales into which contributed approximately 6.8% of your net sales in
2003, is expected to grow at a rate of 12% per year from 2003 to 2007. In addition, the Theta Report states that the cardiovascular device market, sales into which contributed approximately 33.6% of your net sales in 2003, is expected to grow at a rate of 12.5% per year from 2002 to 2006. Finally, the Frost & Sullivan report states that the endoscopic market, sales into which contributed approximately 50% of your net sales in 2003, is expected to grow at a rate of 8.2% per year from 2002 to 2007.

2. In addition, although we will not require that consents of Merrill
Lynch, PJB Medical Publications (the publisher of the Theta Report) and Frost & Sullivan be filed as exhibits to your registration statement, we do believe that those entities should consent to being named in your prospectus. Please supplementally provide us with copies of those contents or revise to eliminate all industry size and growth estimates from your prospectus.

Summary Historical and Pro Forma Condensed Consolidated Financial
Data - Page 13

3. The pro forma information includes the effects of certain transactions listed on page 13. Please revise to summarize the significant terms of each transaction included, or refer to where you discuss those terms in your filing. Please similarly revise your Unaudited Pro Forma Condensed Consolidated Financial Statements on page P-1.

4. Please revise to provide a complete description of the significant terms of each transaction included in the pro forma information.

5. We note that you present pro forma EBITDA for the twelve months ended December 31, 2003 and six months ended June 30, 2004. If you elect to present this pro forma presentation, you should balance this presentation with pro forma cash flows from operating, investing and financing activities. Otherwise, you should delete the pro forma presentation of EBITDA.

Risk Factors - Page 16

      If we become subject to product liability claims . . . -
Page
23

6. We note your response to comment 24. Please revise this risk factor further to disclose that, subsequent to the MedSource recalls in 2001 and 2002, the customers decided to manufacture the recalled devices internally, resulting in lost annual revenues of $5.0 million and $2.0 million, respectively.

Selected Historical Consolidated Financial Data - Page 44

7. Please refer to our prior comment 33. As previously requested, please disclose why you reflect UTI Pennsylvania as a predecessor. On page 15, where you show the ratio of earnings to fixed charges for your predecessor, please also disclose the nature of your predecessor or cross-reference to where you provide such a discussion.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 48

Results of Operations - Page 49

8. Please refer to our prior comments 40 and 112. We note that you recorded an impairment charge for the goodwill at a reporting unit of
$17.5 million in fiscal 2002. On page F-16 and 52 you state that the
impairment was due to the loss of significant customers during
2002.
Please revise the disclosure on page F-16 to discuss how you measured
the amount of the impairment loss including any significant assumptions. Due to the significance of the impairment charge, we would expect a discussion of the loss of these customers in your discussion of the change in revenues. Per your response, the loss was not significant to the overall company. Please explain in further detail why the loss was not significant to the entire company when the impairment charge of $17.5 million represents 13%, 45%, and 54%
of your revenues, gross profit, and loss before taxes in fiscal
2002.

Contractual Obligations and Commitments - Page 56

9. Please refer to our prior comment 49. Please revise to provide the required historical information required by Item 303(a)(5) of Regulation S-K as previously requested. If you choose to present a pro forma table, then you should also include pro forma notes explaining and quantifying each adjustment. You should also discuss briefly what transactions the pro forma presentation reflects.

10. Please refer to our prior comment 50. As defined in Item 303(a)(5) of Regulation S-K, a purchase obligation means "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction." Please revise to include purchase obligations in your tabular disclosure of contractual obligations, or state that you have none. The current disclosure regarding your purchase commitments should be deleted since it may confuse a reader regarding whether or not you do have purchase obligations as defined in this Item.

11. We note your discussion of an obligation related to the Venusa acquisition and environmental obligations. Why do you discuss these obligations in this section? Are they part of your required disclosure under Item 303(a)(5)? If not, please move these disclosures to another properly labeled section. Does the table of contractual obligations include all other long-term liabilities reflected on your balance sheet under U.S. GAAP? Please explain your response and see the requirements of Item 303(a)(5) of Regulation S-
K.

Business - Page 60

      Industry Background - Page 60

12. We note your disclosure on page 60 in response to comment 55.
According to the sources you cited, the growth rates for your target markets are expected to continue over the next 3 years. Please revise the disclosure here accordingly.

      Business Strategy - Page 65

13. We note your response to comment 37. Please revise your disclosures on page 65 to briefly discuss the status of your efforts to implement your "Zero Defects" quality improvement program and your
"Lean Manufacturing" cost reduction program.

Security Ownership of Certain Beneficial Owners and Management -
Page
83

14. We note your response to comment 75. Please revise to identify the natural persons who hold or share voting and/or dispositive power with respect to the shares held by "DLJ Merchant Banking Partners III, L.P. and related funds." Although we understand that DLJ Merchant Banking Partners III, L.P. is controlled by Credit Suisse Group, which we understand is a public company, disclosure of the natural persons who hold or share voting and/or dispositive power with respect to those shares is still required.

Medical Device Manufacturing, Inc. Financial Statements - Page F-2

15. Please refer to our prior comment 1. As previously requested, please provide disclosures from the perspective of Medical Device Manufacturing, Inc. ("MDMI"). For example, do the debt covenants on page F-19 apply to UTI or MDMI, or both? Is it MDMI`s pension plan or
UTI`s? What about the profit sharing and SERP? Is MDMI the lessee or
UTI for the operating leases discussed on page F-33? If UTI, why are the amounts and disclosures included in MDMI`s financial statements?
With respect to your stock-based compensation and Note 8, please revise to provide your disclosure from the perspective of MDMI, the registrant. Were the options granted for common shares of MDMI or UTI? Are 100% of the options granted by UTI pushed down to MDMI? Why?
Please explain. Does MDMI have a stock option plan?



Consolidated Statements of Stockholders` Equity - Page F-5

16. Please refer to our prior comments 84 and 118. It appears that you have grants of parent-company (UTI) stock or stock options that are accounted for under Opinion 25 by UTI to an employee of MDMI (an entity that is part of the consolidated group of companies). The amount of compensation expense recorded by MDMI, less any amount paid by MDMI to UTI in exchange for the award, should be recorded as a capital contribution in shareholder`s equity in the separate financial statements of MDMI. As such, it appears that you should reflect a separate account for deferred stock-based compensation. It also appears that you should be recording deferred compensation and additional paid-in capital for the options for your parent`s shares of common stock issued to your employees. Please revise or advise. Please also address your accounting policy for these stock option grants in your accounting policy footnote and disclose the amount of deferred stock based compensation incurred in 2001 and 2002 and the method and period over which you are amortizing these amounts to compensation expense.

Note 1. Summary of Significant Accounting Policies - Page F-7

17. Please refer to our prior comments 89, 114, 126, and 127.
Please
respond to the following comments:

a) Provide us with a detailed response addressing why you believe that it is appropriate to push down UTI`s debt and related interest expense and UTI`s equity to MDMI. Specifically address the interpretive response to Question 3 of SAB Topic 5.J and how it applies to your specific facts and circumstances. Also, since Question 3 and the interpretive response discuss debt, you should explain in detail why you believe it is appropriate to also push down equity. What is the basis for this conclusion?

b) Also discuss why your method of pushing down the equity is appropriate. That is, we note that you reflect the UTI redeemable and convertible preferred stock as a separate line item in MDMI`s balance sheet, but you reflect UTI`s other preferred stock and common stock as lump sum entries within additional paid-in capital.

c) Tell us whether all of the debt and equity of UTI was pushed down to MDMI. If not, please explain why the debt or equity was not pushed down.

d) What assets, liabilities, and equity, or income and expenses of UTI have not been pushed down to MDMI and why?

e) You should revise your disclosures to clarify the reasons for your accounting treatment. Include a discussion of MDMI`s rights and obligations with respect to the pushed down debt of UTI. It should be clear from your disclosure what amounts/transactions of UTI you have included in MDMI`s financial statements, how you measure and reflect those amounts/transactions, and why.

f) Please revise to provide all of the applicable disclosures required by SAB Topic 1:B.

g) Please note that upon resolving this issue, we may have additional comments regarding the disclosures in your filing to properly reflect the outcome.

18. Please refer to our prior comment 93. Please revise to clarify what "other estimates" may need to be made. Please do the same for the other estimates in property, plant and equipment and intangible assets as well. Please clarify how your impairment policy complies with paragraphs 20 -21 of SFAS 142. Why do you refer to the "fair value" of goodwill? SFAS 142 requires you to assess the implied fair value of goodwill.

19. Please refer to our prior comments 94 and 113. Under SFAS 142, you should amortize an intangible asset with a finite useful life. A useful life is the period over which an asset is expected to contribute directly or indirectly to your future cash flows. Your estimate of the useful life of an intangible asset should be based on an analysis of all pertinent factors including (a) your expected use of the asset, (b) any legal, regulatory, or contractual provisions that may limit the useful life, (c) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset`s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions), (d) the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), and
(e)
the level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). See paragraph 11 of SFAS
142. We note that in your response to comment 94 only one subsidiary has had customer relationships in excess of 20 years. The rest of the response refers to ten years or "over ten years." Please tell us in more how you determined that 20 years was the appropriate period and why and how your analysis is consistent with paragraph 11 of SFAS
142. Did you evaluate the useful life for each acquisition? When determining the value of the customer base what measurement method and assumptions did you use and why? Was the cash flow period in your measurement analysis consistent with the useful life? It appears from your response to prior comment 113 that for the Venusa acquisition, you valued the intangible asset related to customer contracts using a three-year economic life but use a six-year economic life to amortize the asset. Please explain the basis for this difference.

20. Please refer to our prior comments 99 and 100. Please show us a rollforward of your reserve for sales returns for each period presented. The amounts in the rollforward should be presented on a gross basis. Under paragraph 4 of SFAS 48, that statement does not apply to sales transactions in which a customer may return defective goods, such as under warranty provisions. It appears that your returns may include those related to warranties for which you should comply with SFAS 5 and FIN 45. Please revise or advise.

Note 2. Acquisitions - Page F-13

21. Please refer to our prior comment 106. Please tell us and disclose the method and significant assumptions you used to determine the value of the UTI Class A-7 5% convertible preferred stock issued in the acquisition. See paragraph 51(d) of FSAS 141. Also, please disclose your accounting treatment for the earn-out payment. See paragraph 51(f) of SFAS 141.

22. We note that page 46 refers to two acquisitions in fiscal
2001.
Please revise or advise. Provide all of the disclosures required by paragraph 51 of SFAS 141.

Note 6. Short-term and long-term borrowings - Page F-17

23. Please refer to our prior comment 115. Please disclose how you accounted for and valued the UTI shares issued and how you will amortize the debt discount. Did you recognize additional paid-in capital for the value of the shares issued by UTI? Please also disclose when the transaction occurred.

Note 8. Stock grants and options and stock based plans - Page F-22

24. Please refer to our prior comment 119. Please tell us and disclose why you mark to market the value of the phantom stock. Do employees have the right to receive the appreciation and/or depreciation of the value of the stock in addition to dividends? Why do you refer to stock appreciation rights in the statement of stockholders` equity? If no dividends have been declared, why do you accrue compensation expense? How did you determine the fair value of the Class A-1 5% Preferred Stock each period? When did you grant the phantom stock rights?



Note 10. Capital Stock - Page F-25

25. We note the $1.8 million expense with regards to a beneficial conversion feature on the Class A-6 convertible preferred stock. Please supplementally tell us why other expenses were pushed down to
MDMI, yet this expense remained on UTI`s statement of operations. Please cite the accounting literature you relied upon in your response. Please also tell us and disclose how you determined the amount of the beneficial conversion feature.

26. Please refer to our prior comment 126. Please tell us why you assumed (a) a three-year return, (b) of $2.31, and (c) using a discount rate of 30%.

27. Please refer to our prior comments 131, 132, and 137. Please tell us in more detail why you are not accreting to the liquidation value or accruing dividends. At what point would you begin accreting to the liquidation value and/or accruing dividends. Is the treatment of dividends similar for the phantom stock? Please explain. Do the Class
A preferred shares include a beneficial conversion feature? Please revise Note 10 to disclose that dividends are due upon conversion of the preferred stock or reference to where this is disclosed in Note
16. We note that conversion is at the holder`s option.

Note 15. Business Segments - Page F-32

28. Please refer to our prior comment 134. Under paragraph 17 of SFAS
131 you may aggregate two or more operating segments into a single operating segment if aggregation is (a) consistent with the objective and basic principles of SFAS 131 and (b) if the segments have similar economic characteristics and (c) if the segments are similar in each of the other areas outlined in paragraph 17 of SFAS 131. You must report results as viewed and evaluated by your CODM. While evaluating similar economic characteristics is a matter of judgment that depends on the specific facts and circumstances, you should look to the measures management/CODM uses to evaluate performance. Also, as noted in the staff`s speech at the 2003 AICPA conference, when looking at similar long-term performance, you should evaluate both past historical and future estimates using a reasonable period of time for each. Please revise your response to tell us why you believe that the three operating segments have similar economic characteristics. Provide quantitative data to support your conclusion. If segments are aggregated under SFAS 131, you should revise your disclosure to state that they are aggregated and why.





Unaudited Condensed Consolidated Financial Statements - Page F-42

Consolidated Condensed Balance Sheets - Page F-42

29. Please show us the significant components of the change in your common stock and paid-in capital between December 31, 2003 and June
30, 2004 of $87,056,000. Ensure that each of these significant factors is discussed and quantified in the notes to the condensed consolidated financial statements.

Note 7. Short-term and long-term debt - Page F-49

30. Please tell us and disclose the significant components of the $15.9 million of fees related to the new debt.

Note 9. Capital Stock and Redeemable Preferred Stock - Page F-50

31. Why are you reflecting the value of the Class B-2 convertible preferred stock issued to UTI`s CEO for services performed for UTI in
MDMI`s books?

32. Please tell us and disclose how you accounted for the difference of $6.2 million between the carrying value and redemption value of the Class C redeemable preferred stock and why. Please also explain why you reflected the dividends in paid-in capital. Also clarify to what other amounts you refer in the last sentence of the last paragraph in Note 9 on page F-50.

33. Please disclose the significant terms of the Class A-7 and A-8
5%
convertible preferred stock. What is the liquidation value of the stock?


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Heather Tress at (202) 824-5263 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924 with any other questions.


      Sincerely,



							David Ritenour
							Special Counsel


cc:	Christopher J. Walsh, Esq. (via fax)
	Scott A. Berdan, Esq. (via fax)


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Mr. Ron Sparks
Medical Device Manufacturing, Inc.
November 8, 2004
Page 1